August 5, 2015

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Ed Bartze

Re:	Tortoise MLP Fund, Inc. (the “Fund”)
File Numbers 811-22409 & 333-176010

To the Commission:

On April 29, 2015, the Fund filed a post-effective amendment to its universal shelf registration statement on Form N-2 (the “Registration Statement”). The Fund received oral comments on the filing from Ed Bartze of staff the Securities and Exchange Commission (the “Commission”). The following sets forth the comments of the Commission staff and the Fund’s response to those comments. The Fund has simultaneously filed another post-effective amendment to the Registration Statement to respond to the comments. The text of each comment has been included in this letter for your reference, and the Fund’s response is presented below each comment.

Cover Page

1.	Comment: Please provide forms of prospectus supplements for each of common, preferred, and debt securities when we file the pre-effective amendment.

Response: Forms of prospectus supplements have been provided.

2.	Comment: Please provide a representation in your response letter that you will not use the term “senior” debt unless the debt is senior in priority to other debt of the Fund.

Response: The Fund has eliminated the term “senior debt” from its disclosure.

3.	Comment: In the third paragraph, second sentence you say “we may offer.” Please revise to say “separately, or in a concurrent but separate offering, we may offer.”

Response: The disclosure has been revised as requested.

4.	Comment: Please confirm that concurrent with the filing of each prospectus supplement a legality opinion will be filed with the related post-effective amendment regarding each such future offering of the Fund’s securities.

Response: The Fund hereby confirms a legal opinion will be filed with the related post-effective in connection with future offerings of the Fund’s securities.

5.	Comment: As to the first full paragraph, third sentence, please: (a) provide a supplemental response advising whether the Fund’s derivative investments are included in the calculation of the 80% test, and (b) confirm that notional value is not used.

Response: The Fund hereby confirms that (a) it has no derivate investments but unrealized gain from any such future investments would be included in the calculation of the 80% test because they would be a component of total assets, and (b) notional value is not used.

6.	Comment: Use of Proceeds. Please explain why the Fund’s Board of Directors believes it is appropriate to make a return of capital distribution from the net proceeds of the offering.

Response: The Fund’s disclosure provides that unless otherwise specified in a prospectus supplement, it intends to use the net proceeds of any sale of securities primarily to invest in accordance with its investment objectives and policies. The Fund’s disclosure further provides that it may use proceeds from the sale of its securities to retire all or a portion of any leverage it may have outstanding or for working capital purposes, including the payment of distributions, interest and operating expenses, although the Fund has no intent to issue securities primarily for working capital purposes. The Fund’s Board of Directors has not made a determination that it will use the net proceeds of the offering to make distributions. The Fund has simply disclosed that doing so is one possible alternative (that is not currently intended). The Fund intends to make clear in each prospectus supplement the intended use of the proceeds of the offering covered by such supplement.

7.	Comment: Principal Investment Strategy. Please provide a market cap policy and add corresponding risk disclosure if the Fund’s market cap policy permits investment in small and mid-cap equities.

Response: The Fund discloses in the first paragraph on page 21 that “[i]t is anticipated that all of the MLPs in which we invest will have a market capitalization greater than $200 million at the time of investment.” In addition under the heading “Equity Securities Risk” on page 35, the Fund provides the following disclosure. “Investing in securities of smaller companies may involve greater risk than is associated with investing in more established companies. Companies with smaller capitalization may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than larger more established companies.” The Fund thus believes that the requested disclosure has already been provided.

8.	Comment: Does the Fund invest in companies organized outside the U.S.? If so, please disclose that it does and add corresponding risk factor disclosure.

Response: The Fund does not currently invest in companies organized outside the U.S.

9.	Comment: Does the Fund invest in emerging markets companies? If so, please disclose that it does and add corresponding risk factor disclosure.

Response: The Fund does not currently invest in emerging market companies.

10.	Comment: Please explain supplementally whether the Fund invests in private funds.

Response: The Fund does not currently invest in private funds.

11.	Comment: Please explain supplementally what notice is provided to stockholders if the investment objective is changed.

Response: The Fund will provide written notice to stockholders of material changes in its investment objective, which notice may be provided through stockholder reports. The Fund will provided at least 60 days’ prior written notice to stockholders of a change in the Fund’s policy of investing at least 80% of its total assets in equity securities of energy infrastructure MLPs.

12.	Comment: Please state that a return of capital represents a return to stockholders of a portion of their original investment in the Fund [or] provide an explanation to Staff of tax vs. accounting issue here.

Response: The disclosure has been revised as requested.

13.	Comment: As to the advisory fees, please explain supplementally how derivative investments are valued for purposes of calculating “Managed Assets.” Please confirm that the notional value of derivatives is not used.

Response: Derivative investments are valued by a third party valuation firm and included in the calculation of Managed Assets. Notional value is not used.

14.	Comment: Please provide the risk synopsis, like in TYG, for each of the risks discussed starting on Page 28.

Response: The disclosure has been revised as requested.

15.	Comment: Please provide as a risk factor the risk the Company faces as a result of the industry downturn.

Response: The Fund believes that this risk is covered under the heading “Capital Markets Risk” on page 36.

16.	Comment: Please break-out leverage costs into interest payments on borrowed funds and dividend payments on preferred stock.

Response: The disclosure has been revised as requested.

17.	Comment: Please provide an explanation in the response letter about circumstances causing the Fund’s distributions to be 100% return of the capital for financial reporting (book) purposes and nearly 100% qualified dividends for tax purposes.

Response: For financial reporting (book) purposes, the Fund’s distributions are sourced to income and/or return of capital by taking into account all cash distributions received from the Fund’s investments less return of capital from such investments and the Fund’s operating expenses. Since the majority of the distributions received by the Fund are return of capital, the Fund has a net investment loss. Therefore the distributions are sourced as 100% return of capital for financial reporting (book) purposes.

For tax purposes, the character of distributions is based on ‘earnings and profits’ of the Fund. First, the taxable income of the Fund is determined by taking into account the taxable income or loss from its investments, Fund operating expenses and any realized gains or losses due to portfolio turnover. Next, the taxable income or loss is further adjusted by accounting for earnings and profits depreciation adjustments. When the result of such calculation is positive, only distributions in excess of earnings and profits are considered return of capital.

18.	Comment: Please briefly explain the nature of the information contained in the senior securities table and its source. Please confirm that the table has been audited and provide a reference that such audit is covered in the auditor’s report filed with the registration statement. See General Instruction 2 to Item 4, which is referenced from Instruction 1 to Item 4.3 of Form N-2.

Response: The information in the senior securities table is derived from the Fund’s financial statements audited by Ernst & Young, LLP. The Fund’s disclosure has been revised to include this fact.

19.	Comment: The Staff believes this discussion is hard to follow, as they are unable to answer the fundamental question “Who is managing the money?” Please better distinguish between the roles and members of the investment committee, the senior investment team, and the portfolio management team. Please provide name, title, and length of service of the individuals primarily responsible for day to day management. See N-2, Item 9.1.c.

Response: The disclosure has been revised as requested.

20.	Comment: The Staff believes that opting into the Maryland Control Share Acquisition Act is inconsistent with §18(i) of 1940 Act. Please disclose that the Fund has not opted into the Maryland Control Share Acquisition Act.

Response: The disclosure has been revised as requested.

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21.	Comment: In the last column of the table, please add to the heading the phrase “During the Past Five Years” and revise disclosure, if needed.

Response: The disclosure has been revised as requested.

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The Fund acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States. We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing. As we have previously discussed, the Fund desires to have the Registration Statement declared effective as soon as possible. Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais